Exhibit 99.1

Interim Consolidated Financial Statements

(In thousands of United States dollars)

THERATECHNOLOGIES INC.

Three-month periods ended February 28, 2021 and February 29, 2020

(Unaudited)

THERATECHNOLOGIES INC.

Table of Contents

(In thousands of United States dollars)

(Unaudited)

Page

Interim Consolidated Statements of Financial Position	1

Interim Consolidated Statements of Comprehensive Loss	2

Interim Consolidated Statements of Changes in Equity	3

Interim Consolidated Statements of Cash Flows	4

Notes to Interim Consolidated Financial Statements	5 - 18

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Financial Position

(In thousands of United States dollars)

As at February 28, 2021 and November 30, 2020

(Unaudited)

	Note	February 28, 2021	November 30, 2020

Assets
Current assets
Cash		$49,116	$12,737
Bonds and money market funds		7,600	8,031
Trade and other receivables		10,791	12,430
Tax credits and grants receivable		445	755
Inventories		27,344	25,145
Prepaid expenses and deposits		5,841	5,189
Derivative financial assets		722	520

Total current assets		101,859	64,807

Non-current assets
Property and equipment		825	865
Right-of-use assets		2,521	2,618
Intangible assets		23,773	24,529
Other asset		6,102	7,323

Total non-current assets		33,221	35,335

Total assets		$135,080	$100,142

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$30,603	$34,815
Provisions	5	3,417	1,947
Other obligations	6	4,763	4,666
Current portion of lease liabilities	8	445	425
Income taxes payable		22	16
Deferred revenue		50	50

Total current liabilities		39,300	41,919

Non-current liabilities
Convertible unsecured senior notes	7	52,834	52,403
Lease liabilities	8	2,482	2,555
Other liabilities		62	41

Total non-current liabilities		55,378	54,999

Total liabilities		94,678	96,918

Equity
Share capital and warrants		333,369	287,312
Equity component of convertible unsecured senior notes		4,457	4,457
Contributed surplus		12,597	12,065
Deficit		(309,436)	(300,129)
Accumulated other comprehensive loss		(585)	(481)

Total equity		40,402	3,224

Subsequent events	14

Total liabilities and equity		$135,080	$100,142

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Comprehensive Loss

(In thousands of United States dollars, except per share amounts)

Three-month periods ended February 28, 2021 and February 29, 2020

(Unaudited)

	Note		2021	2020

Revenue	3		$ 15,430	$ 15,719

Operating expenses
Cost of sales
Cost of goods sold			4,190	5,400
Other production-related costs			-	140
Amortization of other asset			1,221	1,221
Research and development expenses (net of tax credit of $25 (2020 – nil))			4,883	3,419
Selling expenses			6,158	6,361
General and administrative expenses			3,562	2,570

Total operating expenses			20,014	19,111

Loss from operating activities			(4,584)	(3,392)

Finance income	4		25	166
Finance costs	4		(1,357)	(1,318)

			(1,332)	(1,152)

Loss before taxes			(5,916)	(4,544)
Income taxes			(6)	-

Net loss for the period			(5,922)	(4,544)

Other comprehensive income (loss), net of tax
Items that may be reclassified to net profit (loss) in the future:
Net change in fair value of FVOCI financial assets, net of tax			(2)	10
Exchange difference on translation of foreign operations			(102)	(2)

			(104)	8

Total comprehensive loss for the period			$ (6,026)	$ (4,536)

Basic and diluted loss per share	9	(d)	(0.07)	(0.06)

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Changes in Equity

(In thousands of United States dollars, except per share amounts)

Three-month periods ended February 28, 2021 and February 29, 2020

(Unaudited)

					For the three-month period ended February 28, 2021

	Note		Share capital and warrants		Equity component of convertible notes		Deficit	Accumulated other comprehensive loss	Total
			Number of shares	Amount		Contributed surplus

Balance as at November 30, 2020			77,013,411	$287,312	$4,457	$12,065	$(300,129)	$(481)	$3,224

Total comprehensive loss for the period
Net loss for the period			-	-	-	-	(5,922)	-	(5,922)
Other comprehensive income:
Net change in fair value of FVOCI financial assets, net of tax			-	-	-	-	-	(2)	(2)
Exchange differences on translation of foreign operation			-	-	-	-	-	(102)	(102)

Total comprehensive loss for the period			-	-	-	-	(5,922)	(104)	(6,026)

Transactions with owners, recorded directly in equity
Public issue of common shares and warrants	9	(a)	16,727,900	46,002	-	-	-	-	46,002
Share issue costs			-	-	-	-	(3,385)	-	(3,385)
Share-based compensation plan:
Share-based compensation for stock option plan	9	(b)	-	-	-	557	-	-	557
Exercise of stock options:
Monetary consideration	9	(b)	100,000	30	-	-	-	-	30
Attributed value			-	25	-	(25)	-	-	-

Total contributions by owners			16,827,900	46,057	-	532	(3,385)	-	43,204

Balance as at February 28, 2021			93,841,311	$333,369	$4,457	$12,597	$(309,436)	$(585)	$40,402

					For the three-month period ended February 29, 2020

	Note		Share capital		Equity component of convertible notes	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total
			Number of shares	Amount

Balance as at November 30, 2019			76,953,411	$287,035	$4,457	$10,783	$(277,462)	$21	$24,834

Total comprehensive loss for the period
Net loss for the period			-	-	-	-	(4,544)	-	(4,544)
Other comprehensive income:
Net change in fair value of FVOCI financial assets, net of tax			-	-	-	-	-	10	10
Exchange differences on translation of foreign operation			-	-	-	-	-	(2)	(2)

Total comprehensive loss for the period			-	-	-	-	(4,544)	8	(4,536)

Transactions with owners, recorded directly in equity
Share-based compensation plan:
Share-based compensation for stock option plan	9	(b)	-	-	-	364	-	-	364

Total contributions by owners			-	-	-	364	-	-	364

Balance as at February 29, 2020			76,953,411	$287,035	$4,457	$11,147	$(282,006)	$29	$20,662

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Cash Flows

(In thousands of United States dollars)

Three-month periods ended February 28, 2021 and February 29, 2020

(Unaudited)

	Note		2021	2020

Cash flows from (used in)

Operating
Net loss for the period			$(5,922)	$(4,544)
Adjustments for
Depreciation of property and equipment			56	60
Amortization of intangible and other assets			2,016	1,861
Amortization of right-of-use assets			113	109
Share-based compensation for stock option plan and stock appreciation rights			578	365
Write-down of inventories			-	3
Change in fair value of derivative financial assets			(190)	147
Change in fair value of liability related to deferred stock unit plan			188	(145)
Interest on convertible unsecured senior notes	4		802	802
Interest income			(25)	(166)
Foreign exchange			(93)	13
Accretion expense	4		581	502

			(1,896)	(993)

Change in operating assets and liabilities
Trade and other receivables			1,649	230
Tax credits and grants receivable			325	-
Inventories			(2,148)	256
Prepaid expenses and deposits			(650)	700
Accounts payable and accrued liabilities			(3,984)	(5,391)
Income taxes payable			6	-
Provisions			1,470	406
Deferred revenue			-	(33)

			(3,332)	(3,832)

			(5,228)	(4,825)

Financing
Proceeds from issue of common shares and warrants	9	(a)	46,002	-
Share issue costs			(3,053)	-
Proceeds from exercise of stock options			30	-
Payments of lease liabilities			(158)	(141)
Interest paid on convertible unsecured senior notes			(1,653)	(1,653)

			41,168	(1,794)

Investing
Acquisition of bonds and money market funds			(2)	(30)
Proceeds from sale of bonds and money market funds			437	1,399
Interest received			32	191
Acquisition of property and equipment			(27)	(3)

			440	1,557

Net change in cash during the period			36,380	(5,062)

Cash, beginning of period			12,737	28,661

Effect of foreign exchange on cash			(1)	1

Cash, end of period			$49,116	$23,600

See Note 10 for supplemental cash flow disclosures.

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2021 and February 29, 2020

(Unaudited)

Theratechnologies Inc. is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs.

The interim consolidated financial statements include the accounts of Theratechnologies Inc. and its wholly owned subsidiaries (together referred to as the “Company” and individually as the “subsidiaries of the Company”).

Theratechnologies Inc. is governed by the Business Corporations Act (Québec) and is domiciled in Québec, Canada. The Company is located at 2015 Peel Street, Suite 1100, Montréal, Québec, H3A 1T8.

1.	Basis of preparation

(a)	Accounting framework

These unaudited interim consolidated financial statements (“interim financial statements”), including comparative information, have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

Certain information, in particular the accompanying notes normally included in the annual consolidated financial statements prepared in accordance with IFRS, has been omitted or condensed. These interim financial statements do not include all disclosures required under IFRS and, accordingly, should be read in conjunction with the annual consolidated financial statements for the year ended November 30, 2020 and the notes thereto.

These interim financial statements have been authorized for issue by the Company’s Audit Committee on April 13, 2021.

(b)	Basis of measurement

The Company’s interim financial statements have been prepared on going concern and historical cost bases, except for bonds and money market funds, derivative financial assets, liabilities related to cash-settled share-based arrangements and derivative financial liabilities, which are measured at fair value. Effective December 1, 2019, lease liabilities are measured at the present value of lease payments not paid at commencement date. Equity-classified shared-based payment arrangements are measured at fair value at grant date pursuant to IFRS 2, Share-based Payment.

The methods used to measure fair value are discussed further in Note 12.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2021 and February 29, 2020

(Unaudited)

1.	Basis of preparation (continued)

(c)	Use of estimates and judgments

The preparation of the Company’s interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements, and the reported amounts of revenues and expenses during the reporting periods.

Information about critical judgments in applying accounting policies and assumptions and estimation uncertainties that have the most significant effect on the amounts recognized in the interim financial statements are disclosed in Note 1 of the annual consolidated financial statements as at November 30, 2020.

(d)	Functional and presentation currency

The Company’s functional currency is the United States dollar (“USD”).

All financial information presented in USD has been rounded to the nearest thousand.

2.	Significant accounting policies

The significant accounting policies as disclosed in the Company’s annual consolidated financial statements for the year ended November 30, 2020 have been applied consistently in the preparation of these interim financial statements.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2021 and February 29, 2020

(Unaudited)

3.	Revenue

Net sales by product were as follows:

	2021	2020

EGRIFTA® net sales	$8,688	$8,515
Trogarzo® net sales	6,742	7,204

	$15,430	$15,719

Net sales by geography were as follows:

	2021	2020

Canada	$139	$109
United States	14,576	15,610
Europe	715	-

	$15,430	$15,719

4.	Finance income and finance costs

	Note	2021	2020

Interest income		$25	$166
Finance income		25	166
Accretion expense	6, 7, 8	(581)	(502)
Interest on convertible unsecured senior notes		(802)	(802)
Net foreign currency gain (loss)		24	(12)
Gain (loss) on financial instruments carried at fair value		2	(2)

Finance costs		(1,357)	(1,318)

Net finance costs recognized in net profit or loss		$(1,332)	$(1,152)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2021 and February 29, 2020

(Unaudited)

5.	Provisions

	Chargebacks and rebates	Returns	Other	Total

Balance as at November 30, 2019	$2,182	$247	$55	$2,484

Provisions made	10,314	948	2,973	14,235
Provisions used	(10,818)	(935)	(3,019)	(14,772)

Balance as at November 30, 2020	$1,678	$260	$9	$1,947

Provisions made	2,169	229	780	3,178
Provisions used	(1,344)	(195)	(169)	(1,708)

Balance as at February 28, 2021	$2,503	$294	$620	$3,417

6.	Other obligations

The movement in the other obligations is as follows:

	Commercialization rights – Trogarzo® North American Territory	Commercialization rights – Trogarzo® European Territory	Total

Balance as at November 30, 2019	3,417	4,570	7,987

Payment	(3,500)	-	(3,500)
Accretion expense	83	96	179

Balance as at November 30, 2020	-	4,666	4,666

Accretion expense	-	97	97

Balance as at February 28, 2021, all current	$-	$4,763	$4,763

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2021 and February 29, 2020

(Unaudited)

7.	Convertible unsecured senior notes

The movement in the carrying value of the convertible unsecured senior notes is as follows:

Convertible unsecured senior notes as at November 30, 2019	$50,741

Accretion expense	1,662

Convertible unsecured senior notes as at November 30, 2020	$52,403

Accretion expense	431

Convertible unsecured senior notes as at February 28, 2021	$52,834

8.	Lease liabilities

Carrying value

Balance as at December 1, 2019	$3,192

Accretion expense	215
Lease payments	(568)
Effect of change in exchange rates	141

Balance as at November 30, 2020	2,980

Accretion expense	53
Lease payments	(158)
Effect of change in exchange rates	52

Balance as at February 28, 2021	2,927
Current portion	(445)

Non-current portion	$2,482

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2021 and February 29, 2020

(Unaudited)

9.	Share capital and warrants

(a)	Public offering

On January 19, 2021, the Company completed a public offering for the sale and issuance of 16,727,900 units at a price of $2.75 per unit for a gross cash consideration of $46,002, including the full exercise of the over-allotment option.

Each Unit is comprised of one common share of the Company and one-half of one common share purchase warrant of the Company (each whole warrant, a “Warrant”). As at February 28, 2021, no Warrants were exercised and there were 8,363,950 Warrants outstanding. Each Warrant entitles the holder thereof to purchase one common share at an exercise price of US$3.18 at any time until January 19, 2024.

(b)	Stock option plan

The Company has established a stock option plan (the “Plan”) under which it can grant its directors, officers, employees, researchers and consultants non-transferable options for the purchase of common shares. The exercise date of an option may not be later than 10 years after the grant date. A maximum number of 7,700,000 options can be granted under the Plan. Generally, the options vest at the grant date or over a period of up to three years. As at February 28, 2021, 3,679,302 options could still be granted by the Company (2020 – 1,060,717) under the Plan.

All options are to be settled by the physical delivery of common shares.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2021 and February 29, 2020

(Unaudited)

9.	Share capital (continued)

(b)	Stock option plan (continued)

Changes in the number of options outstanding during the past two years were as follows:

		Weighted average exercise price per option
	Number of options	CAD	USD

Options exercisable in CA$

Options as at November 30, 2019 – CA$	2,415,784	$3.93	$2.96
Granted – CA$	577,800	3.22	2.42
Forfeited – CA$	(5,666)	8.85	6.74

Options outstanding as at February 29, 2020 – CA$	2,987,918	3.78	2.81

Options as at November 30, 2020 – CA$	3,203,693	3.59	2.76
Granted – CA$	1,019,331	3.93	3.09
Forfeited – CA$	(10,000)	3.22	2.52
Exercised (share price: CA$3.29 (US$2.59))	(100,000)	0.38	0.30

Options outstanding as at February 28, 2021 – CA$	4,113,024	$3.75	$2.95

Options exercisable as at February 28, 2021 – CA$	2,410,129	$3.66	$2.88

Options exercisable in US$

Options as at November 30, 2020 – US$	12,500		2.35
Granted – US$	81,093		3.10

Options outstanding as at February 28, 2021 – US$	93,593		3.00

Options exercisable as at February 28, 2021 – US$	-		-

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2021 and February 29, 2020

(Unaudited)

9.	Share capital (continued)

(b)	Stock option plan (continued)

During the three-month period ended February 28, 2021, $557 (2020 – $364) was recorded as share-based compensation expense for the Plan. The fair value of options granted during the period was estimated at the grant date using the Black-Scholes model and the following weighted average assumptions:

	2021	2020

Options exercisable in CA$

Risk-free interest rate	1.36%	1.22%
Expected volatility	71%	77%
Average option life in years	8.5 years	8.5 years
Grant-date share price	$3.10 (CA$3.93)	$2.42 (CA$3.22)
Option exercise price	$3.10 (CA$3.93)	$2.42 (CA$3.22)

2021

Options exercisable in US$

Risk-free interest rate	1.40%
Expected volatility	73%
Average option life in years	8.5 years
Grant-date share price	$3.10
Option exercise price	$3.10

The risk-free interest rate is based on the implied yield on a Canadian government or U.S. zero-coupon issue, with a remaining term equal to the expected term of the option. The volatility is based on weighted average historical volatility adjusted for a period equal to the expected life. The life of the options is estimated taking into consideration the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2021 and February 29, 2020

(Unaudited)

9.	Share capital (continued)

(b)	Stock option plan (continued)

The following table summarizes the measurement date weighted average fair value of stock options granted during the period ended:

For the three-month periods ended

	Number of options	Weighted average grant date fair value

Options exercisable in CA$

February 28, 2021	1,019,331	$2.14 (CA$2.72)
February 29, 2020	577,800	$1.74 (CA$2.34)

For the three-month periods ended

	Number of options	Weighted average grant date fair value

Options exercisable in US$

February 28, 2021	81,093	$$2.19

The Black-Scholes model used by the Company to calculate option values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. This model also requires four highly subjective assumptions, including future stock price volatility and average option life, which greatly affect the calculated values.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2021 and February 29, 2020

(Unaudited)

9.	Share capital (continued)

(c)	Stock appreciation rights (“SARs”)

On October 4, 2018, the Company’s Board of Directors approved a SARs plan for its consultants that entitles the grantee to a cash payment based on the increase in the stock price of the Company’s common shares from the grant date to the settlement date. The exercise date of an SAR may not be later than 10 years after the grant date. Generally, the SARs vest over a period of three years.

During the three-month period ended February 28, 2021, $21 (2020 – $1) was recorded as share-based compensation expense for the SARs plan. Since these awards will be cash-settled, the fair value of SARs granted is estimated at each reporting period using the Black-Scholes model and the following weighted average assumptions. No SARs were granted during the three-month period ended February 28, 2021.

Measurement date as at February 28, 2021

Risk-free interest rate	1.36%
Expected volatility	63%
Average option life in years	6 years
Period-end share price	$3.22 (CA$4.09)
SAR exercise price	$3.22 (CA$4.09)

The risk-free interest rate is based on the implied yield on a Canadian government zero-coupon issue, with a remaining term equal to the expected term of the SAR. The volatility is based on weighted average historical volatility adjusted for a period equal to the expected life. The life of the SARs is estimated taking into consideration the vesting period at the grant date, the life of the SARs and the average length of time similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2021 and February 29, 2020

(Unaudited)

9.	Share capital (continued)

(d)	Loss per share

The calculation of basic loss per share was based on the net loss attributable to common shareholders of the Company of $5,922 (2020 – $4,544) and a weighted average number of common shares outstanding of 84,692,788 (2020 – 76,953,411), calculated as follows:

	February 28, 2021	February 29, 2020

Issued common shares as at December 1	77,013,411	76,953,411
Effect of share options exercised	58,889	-
Effect of public issue of common shares	7,620,488	-

Weighted average number of common shares, basic and diluted	84,692,788	76,953,411

For the three-month period ended February 28, 2021, 4,206,617 (2020 – 2,987,918) share options, 8,363,950 Warrants and 3,872,053 common shares potentially issuable from the conversion of the $57,500 aggregate principal amount of notes, that may potentially dilute loss per share in the future, were excluded from the weighted average number of diluted common shares calculation as their effect would have been anti-dilutive.

10.	Supplemental cash flow disclosures

The Company entered into the following transactions which had no impact on its cash flows:

	February 28, 2021	February 29, 2020

Additions to property and equipment included in accounts payable and accrued liabilities	$1	$-
Additions to intangible assets included in accounts payable and accrued liabilities	39	-
Share issue costs included in accounts payable and accrued liabilities	332	-
Initial recognition of right-of-use assets and lease liabilities	-	3,192
Reclassification of other liabilities to right-of-use assets	-	238

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2021 and February 29, 2020

(Unaudited)

11.	Financial instruments

The nature and extent of the Company’s exposure to risks arising from financial instruments are consistent with the disclosure in the annual consolidated financial statements as at November 30, 2020.

12.	Determination of fair values

Certain of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Financial assets and financial liabilities measured at fair value

In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:

Level 1:	Defined as observable inputs such as quoted prices in active markets.

Level 2:	Defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3:	Defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

Other financial assets and financial liabilities

The Company has determined that the carrying values of its short-term financial assets and financial liabilities, including cash, trade and other receivables and accounts payable and accrued liabilities, approximate their fair value because of their relatively short period to maturity.

Bonds and money market funds and derivative financial assets and liabilities are stated at fair value, determined by inputs that are primarily based on broker quotes at the reporting date (Level 2).

The fair value of the convertible unsecured senior notes, including the equity portion, as at February 28, 2021, was approximately $51,175 (Level 1) based on market quotes.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2021 and February 29, 2020

(Unaudited)

12.	Determination of fair values (continued)

Share-based payment transactions

The fair value of the employee stock options are measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historical volatility adjusted a period equal to the expected life, weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

The deferred stock units liability is recognized at fair value and considered Level 2 in the fair value hierarchy for financial instruments. The fair value is determined using the quoted price of the common shares of the Company.

13.	Operating segments

The Company has a single operating segment. Over 90% of the Company’s revenues are generated from one customer, RxCrossroads, which is domiciled in the United States.

	2021	2020

RxCrossroads	$14,517	$15,136
Others	913	583

	$15,430	$15,719

All of the Company’s non-current assets are located in Canada and Ireland, as is the Company’s head office. Of the Company’s non-current assets of $33,221, $31,924 as at February 28, 2021 are located in Canada and $1,297 are located in Ireland.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements (continued)

(In thousands of United States dollars except for share and per share amounts)

Three-month periods ended February 28, 2021 and February 29, 2020

(Unaudited)

14.	Subsequent events

Warrants

Since the end of the first quarter ended February 28, 2021, 177,850 Warrants, issued in January 2021 (Note 9(a)), were exercised and 177,850 common shares were issued for a cash consideration of $566.

Stock options

Between March 1, 2021 and April 12, 2021, 100,000 options were exercised and 100,000 common shares were issued for a cash consideration of $30.

Milestone oncology

In March 2021, the Company issued 481,928 common shares under the terms of the acquisition agreement entered into with all of the shareholders of Katana Biopharma Inc. (“Katana”) for Katana’s in-licensed oncology platform. The purchase price for the oncology platform provided for share-based consideration to be issued upon attainment of two milestones. The first milestone consisted in initiating a Phase 1 clinical trial evaluating TH1902 for the treatment of sortilin positive solid tumors. This milestone was achieved in March 2021. The estimated fair value of the share-based consideration of $614, initially recorded in contributed surplus on the date of the acquisition, will be reclassified to share capital in the second quarter.